SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file numbers 2-98306, 33-13066, and 333-37953

A. Full title of the plan:

THE COMMONWEALTH TELEPHONE COMPANY BARGAINING EMPLOYEES 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Table of Contents

December 31, 2002 and 2001

*	Refer to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2002.

Report of Independent Auditors

To the Participants and Administrator of

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Unites States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

June 20, 2003

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments (see Note 3)	$2,594,091	$2,864,094
Cash	1,007	15,448
Receivables
Participant contributions	12,101	28,398

Total assets	2,607,199	2,907,940

Liabilities
Amounts due to brokers for securities purchased	956	15,431

Total liabilities	956	15,431

Net assets available for benefits	$2,606,243	$2,892,509

The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to
Investment income
Net depreciation in fair market value of investments	$(503,199)
Interest/dividends	47,299
Contributions
Participants	650,251

Total additions	194,351

Deductions
Benefits paid to participants	480,617

Total deductions	480,617

Decrease in net assets available for benefits	(286,266)
Net assets available for benefits
Beginning of year	2,892,509

End of year	$2,606,243

The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of Plan

The following brief description of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator.

General

The Plan, established on May 28, 1996, is a defined contribution plan covering all employees who are covered by collective bargaining agreements of Commonwealth Telephone Company (“CTCo” or the “Company”), a subsidiary of Commonwealth Telephone Enterprises, Inc. (“CTE”). The Plan is a qualified plan under Internal Revenue Code (the “Code”) section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows an employee to become eligible for participation in the Plan upon the age of eighteen and the first day of the month after completing one month of service.

Contributions

Participants in the Plan may contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan allows an eligible employee to change salary deferral elections for each payroll cycle. Participants may change investment elections on a daily basis.

Participants may direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers ten mutual funds and a CTE common stock fund as investment options for participants.

Participant’s Account

Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant’s account. The benefit to which a participant is entitled is the participant’s account balance.

Vesting

Participants are immediately 100 percent vested in their own contributions plus their earnings thereon.

Plan Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary must elect to have a lump-sum distribution if the value of the participant’s account is less than or equal to $5,000. If the value of the participant’s account is greater than $5,000, the participant or designated beneficiary may elect to have their benefit paid out in an annuity or lump sum.

A participant may elect to have the lump-sum distribution be paid in cash. CTE common stock shares may be distributed in cash or in kind. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59½. A hardship withdrawal may be granted to a participant for financial emergency circumstances as defined by the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50 percent of their account balance or $50,000 minus the highest outstanding loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are collateralized by the balance in the participant’s account. The loan is not to exceed 50 percent of vested account balance and bear interest at the prime rate plus one basis point plus a one-time $50 administrative fee. Principal and interest is paid ratably through automatic payroll deductions. The Plan does not allow an employee to have more than two loans outstanding at any given time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments (see Note 3) are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held. The guaranteed investment contracts held in the Dreyfus-Certus Stable Value Fund Class I are valued at estimated fair value. The Company’s stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis and calculated daily. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments in Common Collective Trust

The Dreyfus-Certus Stable Value Fund Class I (the “Trust Fund”) invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

The trustee and the portfolio manager of the Trust Fund is The Dreyfus Trust Company. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Employer-directed transfers and withdrawals may be made subject to the provisions of the Declaration of Trust, including any notice requirements. The portfolio manager of the Trust Fund, at its sole discretion, may defer such withdrawals up to twelve months, subject to administrative considerations and issuer compliance with the terms of any investment contract

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

purchased for the Plan. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The Trust Fund’s investment contracts are reported at their estimated fair value. Units in the Trust Fund are valued each business day. In determining fair value, the Trust Fund’s trustee’s valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2002 and 2001 is $337,827 and $298,502, respectively.

The average yield and crediting interest rates were approximately 5.0 percent and 6.0 percent for the years ended December 31, 2002 and 2001 respectively.

Expenses of the Plan

Fees and other costs incurred may be paid by the Plan; however, they are currently paid by the Plan sponsor (CTE).

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, issuer, credit, derivative, liquidity, mortgage, foreign investment, currency, leveraging and management. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2002	2001
Investments at fair value
Dreyfus-Certus Stable Value Fund Class I	$337,827	$298,502
Dreyfus-Premier Third Century Fund	459,703	589,442
Dreyfus-Lifetime Growth & Income	443,450	532,884
Dreyfus-Disciplined Stock Fund	459,722	558,583
PIMCO Total Return Bond Fund	280,969	244,999
Shares of CTE Common Stock	245,360	283,112

During 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $503,199 as follows:

All mutual funds	$(441,492)
CTE Common Stock	(61,707)

$(503,199)

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5.	Related Party Transactions

The trustee and custodian of the Plan is Boston Safe Deposit and Trust Company which is an affiliate of Mellon Financial Corporation, a bank holding company. The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Mellon Financial Corporation. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 2002, purchases of $86,748 were made, and proceeds of $60,163 were received from sales of CTE’s common stock.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

6.	Tax Status

The Plan received a favorable determination letter dated November 19, 2001 in which the Internal Revenue Service (IRS) stated that the Plan, as amended and restated effective January 1, 2002, is qualified and that the trust established under the Plan is exempt. The Plan has been amended since receiving the determination letter to reflect the new law which is GUST Amendments (GUST includes GATT (General Agreement on Tariffs and Trade), USERRA (Uniformed Services Employment and Reemployment Rights Act of 1994), SBJPA (Small Business Job Protection Act of 1996), TRA ‘97 (Taxpayer Relief Act of 1997), and the IRS Restructuring and Reform Act of 1998.) The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code as of December 31, 2002.

Schedule of Assets (Held at End of Year)

Identity of Issue	Investment Type	Current Value at December 31, 2002
* Dreyfus Certus Stable Value Fund Class I	Common Collective Trust	$337,827
* Dreyfus S&P 500 Index Fund	Registered Investment Company	68,265
* Dreyfus Emerging Leaders Fund	Registered Investment Company	99,739
* Dreyfus Premier Third Century Fund	Registered Investment Company	459,703
* Dreyfus Lifetime Growth & Income Fund	Registered Investment Company	443,450
* Dreyfus Disciplined Stock Fund	Registered Investment Company	459,722
* Dreyfus Lifetime Growth Fund	Registered Investment Company	24,252
* Dreyfus Lifetime Income Fund	Registered Investment Company	4,073
Janus Overseas Fund	Registered Investment Company	101,320
PIMCO Total Return Bond Fund	Registered Investment Company	280,969
* CTE Common Stock	Shares of Commonwealth Telephone Enterprises, Inc. Common Stock (1)	245,360
* Participants’ Notes	Participants’ loans with interest rates from 5.25% to 9% with maturity dates from 2003 to 2007	69,411

	Total	$2,594,091

*	Party-in-interest

(1)	At December 31, 2002, the cost of CTE Common Stock was $262,092.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE COMMONWEALTH TELEPHONE COMPANY

BARGAINING EMPLOYEES 401(k) PLAN

DATE:	June 27, 2003	By:	/s/ DONALD P. CAWLEY
Donald P. Cawley Senior Vice President and Chief Accounting Officer

FORM 11-K

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.	Consent of PricewaterhouseCoopers LLP

99(a)	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002